Contact: Patty Kehe Dynasil Corporation of America Phone: (607) 272-3320, ext. 26 Email: pkehe@dynasilcorp.com

Dynasil Announces First Quarter Fiscal Year 2011 Results with Record Revenue

WATERTOWN, Mass. – February 14, 2011 – Dynasil Corporation of America (NASDAQ: DYSL) today announced financial results for the quarter ended December 31, 2010.  Revenue for the first quarter of fiscal year 2011 which ended December 31, 2010 was at a record level of $11.6 million, an increase of 17% over revenue of $9.9 million for the quarter ended December 31, 2009.  Income from Operations for the quarter was $736,000 as compared to $1,072,000 for the quarter ended December 31, 2009 which includes certain non-recurring costs associated with our listing on the NASDAQ Global Market in December 2010 and higher acquisition costs. Net income was $375,000 or $0.03 per share, compared with a Net Income of $614,000 or $0.04 per share.

 “We are making significant investments for future growth with our NASDAQ listing, acquisitions, and commercialization of new technology which resulted in strong commercial business profitability being partially offset by our corporate level spending on future development.  We are pleased to have record revenue with our Optics/Photonics Products & Instruments segment revenue growing 34% and our Contract Research segment revenue growing 5%, with a  contracted backlog which will fund our R & D for approximately one and one-half years,” said Craig T. Dunham, Dynasil’s President and CEO.  “In addition, we continue to execute on our strategic objectives to leverage our technologies and solutions to offer leading nuclear detection and medical imaging materials around the globe.  We believe we are uniquely positioned to benefit from the industry trends in the medical, industrial, and homeland security/defense sectors.  For our dual mode detectors aimed at locating nuclear bombs or radioactive materials at ports and borders, we made significant progress during our first quarter developing commercial relationships with lead customers as well as procuring equipment to scale up production.  We expect to have dual mode detector production capacity operational at our recently acquired Hilger Crystals location during our second quarter and to achieve full production mode during this fiscal year.”

Peter Sulick, Chairman of Dynasil, stated, “I am pleased to have record revenue again this quarter, but the real story is our commitment and investment in future growth.  Dynasil has a strong asset base across our commercial product sectors.  This, in addition to promising technology coming out of RMD   positions us well going forward.  We are investing in the commercialization of certain of this technology while continuing  to evaluate additional commercialization opportunities, acquisitions, licensing and joint ventures.   Our listing on the NASDAQ Global Market in December 2010 was a significant achievement and we believe that it will allow the Company to attract additional world class team members and investors that will support the continued expansion of our business activities as well as enabling us to increase the trading liquidity of our stock, broaden our stockholder base and raise our profile in the investment community.”

The Company has scheduled a conference call to discuss the first quarter’s financial results and provide a business update to be held Tuesday, February 15, 2011 beginning at 2:00 p.m. Eastern time. To access the call, please dial (866) 393-8592 and enter conference ID number 4400 2598.

About Dynasil: Dynasil Corporation of America (NASDAQ: DYSL), is a provider of technology, products, services and solutions aimed at making the world safer and healthier.  The company supplies a broad range of customers by serving their specific needs in the medical, industrial, and homeland security/defense markets. The Company has operations in New Jersey, New York, Massachusetts and the UK.

This news release may contain forward-looking statements usually containing the words "believe," "expect," “plan”, “target”, “intend” or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.  Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-K, Quarterly Reports on Form 10-Q, as well as in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets

	31-Dec	30-Sep
	2010	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,624,189	$4,111,966
Accounts receivable, net	6,849,724	6,360,583
Inventories	3,303,816	3,097,219
Cost in excess of billings	460,724	135,157
Prepaid income taxes	480,031	410,045
Prepaid expenses and other current assets	440,307	453,418
Total current assets	14,158,791	14,568,388

Property, Plant and Equipment, net	3,882,136	3,953,319
Other Assets
Intangibles, net	6,521,944	6,671,149
Goodwill	13,591,287	13,591,287
Deferred financing costs, net	180,590	190,568
Total other assets	20,293,821	20,453,004

Total Assets	$38,334,748	$38,974,711

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,870,779	$1,870,779
Accounts payable	1,047,100	1,482,250
Accrued expenses and other liabilities	1,546,197	1,823,222
Deferred tax liability	69,538	91,100
Dividends payable	131,400	131,400
Total current liabilities	4,665,014	5,398,751

Long-term Liabilities
Long-term debt, net	10,368,298	10,833,334
Contingent consideration	750,000	750,000
Total long-term liabilities	11,118,298	11,583,334

Temporary Equity	2,000,000	2,000,000

Stockholders' Equity	20,551,436	19,992,626

Total Liabilities and Stockholders' Equity	$38,334,748	$38,974,711

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
	Three Months Ended
	December 31
	2010	2009
Net revenue	$11,626,507	$9,936,767
Cost of revenue	6,719,783	6,051,951
Gross profit	4,906,724	3,884,816
Selling, general and administrative expenses	4,171,010	2,812,980
Income from operations	735,714	1,071,836
Interest expense, net	158,196	162,441
Income before income taxes	577,518	909,395
Income taxes	202,341	295,626
Net income	$375,177	$613,769

Earnings per Share
Net income	$375,177	$613,769
Dividends on preferred stock	131,400	143,233
Net income applicable to common stockholders	243,777	470,536
Dividend add back due to assumed preferred stock conversion	131,400	-0-
Net income for diluted income per common share	$375,177	$470,536

Basic net income per common share	$0.03	$0.04
Diluted net income per common share	$0.02	$0.04

Weighted average shares outstanding
Basic	12,979,939	11,791,820
Diluted	15,497,495	11,968,319